United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Tractor Supply Co.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Employee Wellbeing and Financial Returns: A Rebuttal to the Tractor Supply Board

We urge shareholders to vote “FOR” Item 4 of the Tractor Supply proxy

The Shareholder Commons urges you to vote “FOR” Item 4 on the proxy, the shareholder proposal requesting that the Board publish report that addresses Tractor Supply Co.’s (“Tractor Supply” or the “Company”) prioritization of its financial performance over mitigating the broader economic risks of low wages and inequality and any consequent threat to the portfolios of its diversified shareholders.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies such as Tractor Supply from prioritizing enterprise value when doing so threatens the value of diversified portfolios.

A.	The Proposal

The Proposal asks for a report on the extent to which Tractor Supply, in designing its employee remuneration and benefits policies, is prioritizing its own financial returns and how such prioritization may lead to costs and risks that threaten the interests of shareholders who rely on a thriving economy to support their diversified portfolios’ value:

RESOLVED, shareholders ask that the board commission and publish a report on (1) whether the Company participates in compensation and workforce practices that prioritize Company financial performance over the economic and social costs and risks created by inequality and racial and gender disparities and (2) the manner in which any such costs and risks threaten returns of diversified shareholders who rely on a stable and productive economy.

For the diversified investors who make up a large portion of Tractor Supply shareholders, the cost of a financially insecure labor force and attendant inequality and racial disparity may very well outweigh any profits Tractor Supply receives from paying less than a living wage. The Proposal asks Tractor Supply to explain how it balances these competing interests so that shareholders can understand the true cost Company decisions impose on them. Tractor Supply’s own disclosures reveal that this tension is not in question.

Supporting the Proposal signals that you want to understand how Tractor Supply’s focus on its own financial returns may be harming diversified investors.

Voting “FOR” Item 4 does not constitute a criticism of Tractor Supply’s business decisions or workforce efforts to date. Indeed, management may believe it has a mandate to prioritize enterprise value over living wages. The requested report is intended to allow shareholders to understand whether that is the case, and if so, how Tractor Supply is striking the balance on shareholders’ behalf between its enterprise value and the economy on which diversified investment portfolios rely.

Without the report, shareholders will not be equipped to understand the true cost of Company decisions on compensation and workforce practices. Furthermore, diversified investors and the fiduciaries who vote on their behalf will not have the information required to determine the effects Company decisions have on shareholders’ investment portfolios.

1.	Tractor Supply’s management miscasts the Proposal

As we explain further below, Tractor Supply’s management demonstrates a misunderstanding of the issues the Proposal raises in two essential ways:

•	Management either does not comprehend or fails to acknowledge the significant differences between living wages and competitive wages. An employer can pay wages that are competitive in its industry and still leave its workforce impoverished.

•	Management appears not to understand that the Proposal’s focus is shareholders. While corporate efforts to attend to stakeholder needs may be laudable, this Proposal deals strictly with the economic interests of its shareholders and corporate activities that may undermine those interests.

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2.	The Proposal will help Tractor Supply and its shareholders navigate the difficult balance between maximizing enterprise value and limiting the risks and costs associated with a financially insecure workforce

The retail sector relies heavily on its workers. As such, a lifestyle retail leader such as Tractor Supply must manage its labor costs carefully if it wishes to remain competitive with its peers.

Tractor Supply has exhibited leadership in its workforce policies and practices and takes pride in the measures it describes in the Opposition Statement. However, as with any for-profit business enterprise, Tractor Supply’s efforts to improve its compensation and workforce practices may face perceived constraints when such improvements threaten to reduce profitability. For example, paying a living wage could increase costs, which Tractor Supply cites as an enterprise risk in its most recent annual report.1 Alternatively, the reinvestment of profits necessary to achieve a financially secure workforce might not yield the financial return the Company targets.

If Tractor Supply management seeks to optimize the financial value of the Company for shareholders, they may feel constrained to trade off higher wages for profits. Unfortunately for diversified shareholders, Tractor Supply appears to make this trade-off, limiting its baseline compensation in favor of preserving enterprise value, as demonstrated in the following section.

B.	Tractor Supply’s decisions on employee compensation do not account for economic impact

1.	Tractor Supply fails to pay all its employees a living wage, which may exacerbate inequality that creates a drag on diversified portfolios

Tractor Supply’s starting wages for its lowest paid workers fall well below a living wage. The living wage model reflects “the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”2 The living wage is abstemious, making no allowances for savings, consumption of even modest prepared foods, or home purchases, among other things. As the MIT Living Wage Calculator explains:

The living wage is the minimum income standard that, if met, draws a very fine line between the financial independence of the working poor and the need to seek out public assistance or suffer consistent and severe housing and food insecurity. In light of this fact, the living wage is perhaps better defined as a minimum subsistence wage for persons living in the United States.3

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/916365/000091636522000049/tsco-20211225.htm

2 https://livingwage.mit.edu/pages/about (Living wage is a “market-based approach that draws upon geographically specific expenditure data related to a family’s likely minimum food, childcare, health insurance, housing, transportation, and other basic necessities (e.g. clothing, personal care items, etc.) costs. The living wage draws on these cost elements and the rough effects of income and payroll taxes to determine the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”)

3 Ibid.

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Tractor Supply says its current average hourly wage for its Team Members is “approaching” $15 an hour and its minimal starting wage is $11.50 per hour.

Tractor Supply’s stores are generally located in rural areas where the cost of living may be lower than national averages. Noting that, we provide in the following table the 2021 living wage for selected Tractor Supply store locations:4

Store Location	Living wage: 1 adult, 0 children	Living wage: 2 working adults, 2 children
Batesville, MS	$13.82/hour	$18.70/hour
Bosque Farms, NM	$14.76/hour	$20.88/hour
Kuna, ID	$15.11/hour	$21.43/hour
Turlock, CA	$16.32/hour	$23.84/hour
Flanders, NJ	$18.16/hour	$28.69/hour

In other words, Tractor Supply’s starting pay is deeply inadequate no matter the employee’s location or family situation, and its average wage only meets the basic needs of single, childless employees in the most economically disadvantaged areas of the country. The average Team Member makes far less than necessary to sustain a family of four with both adults working full time, even in locations with the lowest cost of living.

A reasonable explanation for Tractor Supply’s decision not to pay a living wage, especially in light of management’s evident interest in improving wage structures, is that the Company approach to compensation does not prioritize economy-wide risk mitigation and instead focuses on the risks to its own business.

2.	Tractor Supply’s compensation structure focuses on the effect employee remuneration has on its business, not the impact its workers’ financial (in)security has on the economy, even though Company management clearly wants to continue improving wages

Tractor Supply discusses wage pressures in its most recent annual report:

“Our ability to meet labor needs while controlling wage and related labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force, unemployment levels, prevailing wage rates, increases in legally required minimum wage rates, changing demographics, health and other insurance costs, changes in employment legislation and the potential for changes in local labor practices or union activities. If we are unable to locate, attract or retain qualified personnel, or if costs of labor or related costs increase significantly, our financial performance could be adversely affected.”5

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4 See MIT’s Living Wage Calculator at https://livingwage.mit.edu/

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/916365/000091636522000049/tsco-20211225.htm

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In Tractor Supply’s most recent earnings call,6 management addressed wages and labor costs at several points:

•	“[O]ur most important strategic asset remains constant in our team members.”

•	“[W]e are planning to make investments in strategic initiatives and wages…”

•	“[O]ur operating margin guidance for fiscal year 2022 is in the range of 10.1% to 10.3%. And from this, you can infer that over the next 5 years, we feel that we have the opportunity at least to maintain and potentially grow margins towards the top of that range. In addition to the operating margin outlook range, we believe there are other opportunities that while uncertain provide the potential for further margin upside if they progress favorably. These include the normalization of investment levels to sustain our growth trajectory, lower transportation and COVID-related costs and reduced inflationary pressures such as wages.”

•	“It was mentioned earlier about our operating margins come up in the context of our sales, perhaps not grown as much as some others out there. And the reason is because we put a lot of that expense back into the business, we kept our stores heavily staffed, we paid the appropriate wages, we invested in marketing, we invested in digital. And I think as we talked we gained – our sales grew over 50% over the last few years.”

•	“[W]e have made substantial investments in wages and benefits and other benefits over the last couple of years, which have served us well in terms of retention.”

These excerpts illustrate a tension between management’s desire to provide good working conditions for Tractor Supply employees and a perceived obligation to constrain costs to optimize operating margins. In analyzing the risks associated with an insecure workforce, Tractor Supply only examines costs it may internalize. It does not have a system in place to mitigate the risks its remuneration and workforce practices pose to the economy, other companies, or its diversified investors.

3.	Tractor Supply does not explain how its capital return decisions factor in its compensation strategy

In its most recent earnings call, Tractor Supply indicated it had “returned a total of around $1 billion in capital to shareholders through the combination of share repurchases and cash dividends” in 2021.7 Tractor Supply had about 22,000 full-time and 24,000 part-time team members at the end of 2021.8 That means that over the course of a single year, Tractor Supply returned cash to shareholders equivalent to $21,739.13 per employee. The Company expects to return more than $6 billion in capital to shareholders over the next five years.

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6 https://seekingalpha.com/article/4482356-tractor-supply-company-tsco-ceo-hal-lawton-on-q4-2021-results-earnings-call-transcript

7 Ibid.

8 See supra n.5.

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Tractor Supply estimates in its Proxy Statement that “the total incremental investments that we have made [over the last two years] in either direct compensation or other benefits for our Team Members exceeds $650 million. This represents a substantial step up in our investments and commitment to our Team Members.” Here again, that figure pales in comparison to the cash Tractor Supply returns to shareholders, and this Proposal raises the question of whether this trade-off is actually beneficial to Tractor Supply’s diversified shareholders.

Tractor Supply does not explain whether any of that cash could instead be used to pay its workers a living wage, nor what the effect on diversified shareholders might be if it continues to underpay its workers. The report the Proposal requests would answer those questions.

C.	Income inequality threatens the returns of Tractor Supply’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.9 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.10 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”11 Similar principles govern other investment fiduciaries.12

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”13 As shown in the next section, the social and environmental impacts of individual companies such as Tractor Supply can have a significant impact on beta.

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9 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

10 Id.

11 29 USC Section 404(a)(1)(C).

12 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

13 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money (2016).

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3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.14 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.15

sBut the social and environmental costs created by companies pursuing profits can burden the economy. For example, research reveals that income inequality and attendant racial and gender disparity harm the entire economy. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4 percent.16 Similarly, the Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.17 Moreover, a recent report from Citigroup calculated that eliminating racial disparity would add $5 trillion to the U.S. economy over the next five years.18 The same study explains steps that corporations could take to reduce the gap. This drag on GDP directly reduces the return on a diversified portfolio over the long term.19

The reduction in economic productivity caused by inequality and racial disparity directly reduces returns on diversified portfolios,20 and creates serious social costs that further threaten financial markets. For example, excessive inequality can erode social cohesion and heighten political polarization, leading to social instability.21 It is also a social determinant of health that is linked to more chronic health conditions developed earlier in life, thereby increasing health costs and decreasing the value of human capital.22

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14 Principles for Responsible Investment & UNEP Finance Initiative, Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

15 See, e.g., https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm (total market capitalization to GDP “is probably the best single measure of where valuations stand at any given moment”).

16 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/.

17 Shelby R. Buckman et al., The Economic Gains from Equity, Federal Reserve Bank of San Francisco (January 19, 2021), available at https://www.frbsf.org/our-district/files/economic-gains-from-equity.pdf.

18 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

19 Ibid n.9.

20 Ibid n.15.

21 International Monetary Fund, IMF Fiscal Monitor: Tackling Inequality (October 2017), available at https://www.imf.org/en/publications/fm/issues/2017/10/05/fiscal-monitor-october-2017.

22 Anne Matusewicz and Henry Mason, Facing hard truths: The material risk of rising inequality, Pensions & Investments, available at https://www.pionline.com/sponsored-content/facing-hard-truths-material-risk-rising-inequality.

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A recent U.S. Government Accountability Office report23 revealed how taxpayers foot the bill when corporations underpay their workers. Millions of full-time workers rely on federal health care and food assistance programs just to get by, and the wholesale and retail trade is in the top five industries with the highest concentration of working adults enrolled in Medicaid and SNAP.24 This, of course, is a form of corporate welfare, in that taxpayers—and, by extension, shareholders—are subsidizing employers who pay low wages.

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to inequality, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.25 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.26 This cost was more than 50 percent of the profits those companies reported.

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23 United States Government Accountability Office, Federal Social Safety Net Programs: Millions of Full-Time Workers Rely on Federal Health Care and Food Assistance Programs (October 202), available at https://www.gao.gov/assets/gao-21-45.pdf.

24 Ibid.

25 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics 10 (2011) (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

26 Andrew Howard, SustainEx: Examining the social value of corporate activities, (Schroders 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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As shown below in Figure 1, Tractor Supply’s choices that contribute to a financially insecure labor force threaten its diversified shareholders’ financial returns, even if those decisions might benefit Tractor Supply financially.

Figure 1

4.	Tractor Supply could mitigate the costs it externalizes by paying a living wage

A living wage, while no panacea, would at least provide the minimum income necessary for Tractor Supply’s workers to meet their most basic needs.

As a recent essay in The New York Times observed:

“[W]hile it is a common refrain that a living wage would force employers to hire fewer workers and thus destroy jobs, there are persuasive empirical and philosophical responses to this objection. The stagnation of real wages for American workers does not reflect their low productivity so much as the increasing concentration of wealth within companies. In 1965, the average top chief executive made 21 times as much as a typical worker in America. In 2020, the ratio was 351 to 1.”27

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27 Nick Romeo, The M.I.T. Professor Defining What It Means to Live, The New York Times (December 28, 2021), available at https://www.nytimes.com/2021/12/28/opinion/living-wage-calculator.html.

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At Tractor Supply, that pay gap is worse. As noted earlier in the Company proxy statement, our CEO makes 383 times our median compensated employee.

Moreover, Mr. Lawton and Tractor Supply’s other decision-makers—who are heavily compensated in equity—do not share the same broad market risks as Tractor Supply’s diversified shareholders. Companies that fail to pay a living wage impose negative externalities on the broader economy, and diversified shareholders bear the cost.

Tractor Supply’s disclosures demonstrate that its compensation strategy simply fails to address financial insecurity and income inequality in its workforce. Given the Company’s operational focus on enterprise value and limited allocation of resources toward workforce compensation, shareholders must ask Tractor Supply critical questions: Is Tractor Supply improving its own financial value by doing less than it should to address income inequality? If so, how does that affect its diversified shareholders?

Investors must ask these critical questions because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.28

D.	In its opposition statement, Tractor Supply either fails to understand or refuses to acknowledge the point

Tractor Supply may be making decisions regarding its compensation and workforce practices, risk management structures, and capital returns that prioritize enterprise value over the impact its remuneration approach has on broader society and, by extension, its diversified shareholders’ portfolios.

Tractor Supply’s Opposition Statement obliquely acknowledges the possibility of a tension between internal profits and a living wage:

“Tractor Supply also recognizes that public policy, competitive pressures, actions taken or not taken by other companies and external dynamics, such as stock market driven forces, capital market-related pressures and the imperatives for financial performance, may impact how companies evaluate wages, benefits, and human capital initiatives, including in competitive labor environments.”

This is an important and helpful acknowledgement. The Proposal asks for Tractor Supply to expound on the above concepts, and to reckon more fully with a difficult issue that is critically important to shareholders.

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28 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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1.	Tractor Supply asserts that it pays “competitive” wages

This attempted abdication reveals Tractor Supply’s failure to understand and/or acknowledge its role in a systematic risk scenario. We do not dispute that Tractor Supply has implemented significant measures to improve employee pay. But this framing completely misses the point. “Competitive” pay means little to an employee who still must rely on Medicaid and SNAP benefits just to put food on the table and house and clothe their children. “Competitive” pay confers limited value if the entire industry underpays, as this one does.

2.	Tractor Supply seems to miss the fact that the Proposal focuses narrowly on shareholder interests

At several points in its Opposition Statement to the Proposal, Tractor Supply raises “stakeholder” interests, apparently having missed the point that this Proposal pertains squarely to shareholder value. Among other things, Tractor Supply says it “is encouraged that stockholders are increasingly recognizing the supportive role they can play in urging companies to consider stakeholders.” While we certainly value corporate attention to stakeholder interests, that is not the point of this proposal. As we have explained at length, this Proposal seeks information on how Tractor Supply’s workforce practices affect the portfolio value of its own diversified shareholders, to whom the Company has a fiduciary obligation.

3.	Tractor Supply has failed to recognize the reference point of greatest importance to diversified investors

It matters little how well or poorly a company performs relative to its industry if the industry as a whole is externalizing costs that damage critical systems that support a thriving economy. Essentially, Tractor Supply’s contention is that it is failing no worse than its peers. For diversified shareholders who absorb the costs of this race to the mediocre middle, Tractor Supply’s raw-deal defense rings terribly hollow.

Tractor Supply’s shareholders need to understand the gap between a workforce compensation regime that would optimize broader economic outcomes and Tractor Supply’s existing regime, and how and why management makes decisions that fail to close that gap. Tractor Supply’s reporting sheds no light on that critical question.

Highlighting this divergence of interests is not an indictment of Tractor Supply’s Board or management. It is simply an honest description of the current state of affairs. If Tractor Supply refuses to grapple fully with these plain facts, there is little chance it will be able to work constructively with its shareholders to strike the right balance.

E.	Conclusion

Please vote “FOR” Item 4

By voting “FOR” Item 4, shareholders can urge Tractor Supply to account directly for its effect on the labor force, upon which a thriving economy depends. Such a report can aid the Board and management in authentically addressing the public need to constrain income inequality while supporting the interests of its diversified shareholders and others.

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The Shareholder Commons urges you to vote “FOR” Item 4 on the proxy, the Shareholder Proposal requesting a report on external costs of Tractor Supply’s compensation and workforce practices at the Tractor Supply Co. Annual Meeting on May 11, 2022.

For questions regarding the Tractor Supply Co. Proposal submitted by James McRitchie, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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